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[LOGO OF WILLKIE FARR & GALLAGHER LLP]

                                                     1875 K Street, NW
                                                     Washington, DC 20006-1238
                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

VIA EDGAR

May 20, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: iShares Trust
      (Securities Act File No. 333-92935;
      Investment Company Act File No. 811-09729)
      Post-Effective Amendment No. 433

Ladies and Gentlemen:

Ladies and Gentlemen:

On behalf of iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 433 to the Trust's Registration Statement on Form N-1A. This Amendment relates to the following series of the Trust:

   iShares MSCI Poland Investable Market Index Fund
   Series Identifier: S0000 28556

This Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act for the purpose of implementing the new summary prospectus format, and it will become effective automatically 60 days after filing. By separate letter, the Trust is requesting acceleration of the effective date to May 21, 2010.

The Trust's registration statement was first amended to include this Fund as a new series of the Trust on January 22, 2010. The Trust's responses to comments from the Staff of the Commission relating to the initial amendment are being submitted in a separate correspondence filing. To date, the Fund has not begun operations or offered its securities for sale to the public.

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If you have any questions or comments, please call me at (202) 303-1203.

Sincerely,

/s/ Anthony A. Vertuno
---------------------------------
Anthony A. Vertuno

cc: Jessica Bentley, Esq.
    Benjamin J. Haskin

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